UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

    APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT
  OF 1940 (the "Act") AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY
                     HAS CEASED TO BE AN INVESTMENT COMPANY

I.    General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

      |X|   Merger

      |_|   Liquidation

      |_| Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      |_| Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund: Pitcairn Funds

3.    Securities and Exchange Commission File No.: 811-09943

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
      N-8F?

      |X|   Initial Application  |_|    Amendment

5. Address of Principal Executive Office (include No. & Street, City, State Zip Code):

      One Pitcairn Place, Suite 3000
      165 Township Line Road
      Jenkintown, PA 19046-3593

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

      Lawrence R. Bardfeld, Esq.     OR           Ruth S. Epstein, Esq.
      Pitcairn Trust                              Dechert LLP
      One Pitcairn Place, Suite 3000              1775 I Street N.W.
      165 Township Line Road                      Washington, D.C.  20006
      Jenkintown, PA 19046-3593                   Tel: 202.261.3386
      Tel: 215.881.6116

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

      Lawrence R. Bardfeld, Esq.
      Pitcairn Trust
      One Pitcairn Place, Suite 3000
      165 Township Line Road
      Jenkintown, PA 19046
      Tel: 215.881.6116

8.    Classification of fund (check only one):

      |X|   Management company

      |_|   United investment trust; or

      |_|   Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      |X|   Open-end  |_| Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

      Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      (Adviser)                                     (Sub-adviser to International Equity Fund)

      Pitcairn Investment Management                Oechsle International Advisors, LLC
      One Pitcairn Place, Suite 3000                One International Place, 23rd Floor
      165 Township Line Road                        Boston, MA 02110
      Jenkintown, PA 19046

      (Sub-Adviser to International Equity Fund)    (Sub-adviser to International Equity Fund)

      The Boston Company Asset Management, LLC      Brandywine Asset Management, LLC
      Mellon Financial Center                       3 Christiana Centre, Suite 1200
      One Boston Place                              201 N. Walnut St.
      Boston, MA 02108                              Wilmington, DE 19801

      (Sub-adviser to the Select Growth Fund)

      Sands Capital Management, Inc.
      1100 Wilson Blvd., Suite 3050
      Arlington, VA 22209

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

      SEI Investments Distribution Co.
      One Freedom Valley Drive
      Oaks, PA 19456

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)   Depositors' name(s) and address(es):

            Not Applicable.

      (b)   Trustee's name(s) and address(es):

            Not Applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

      |_|  Yes   |X|  No

      If Yes, for each UIT state:

            Name(s):

            File No.: 811-_____

            Business Address:

15.   (a)   Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

      |X|   Yes   |_|  No

      If Yes, state the date on which the board vote took place:

      May 5, 2004

      If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

      |X|   Yes   |_|  No

      If Yes, state the date on which the shareholder vote took place:

      July 21, 2004

      If No, explain:

II.   Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      |X|   Yes   |_|  No

      (a)   If Yes, list the date(s) on which the fund made those distributions:

            July 30, 2004

      (b)   Were the distributions made on the basis of net assets?

            |X|  Yes  |_|  No

      (c)   Were the distributions made pro rata based on share ownership?

            |X|  Yes  |_|  No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)   Liquidations only:

      Were any distributions to shareholders made in kind?

            |_|  Yes  |_|  No

      If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17.   Closed-end funds only:

      Not Applicable.

      Has the fund issued senior securities?

      |_|  Yes  |_|  No

      If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      |X|  Yes  |_|  No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?

      N/A

      (b)   Describe the relationship of each remaining shareholder to the fund:

      N/A

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      |_|   Yes   |X|  No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  Assets and Liabilities

20.   Does the fund have any assets as of the date this form is filed?

      (See question 18 above)

      |_|   Yes   |X|  No

      If Yes,

      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

            |_|  Yes  |_|  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      |_|   Yes   |X|  No

      If yes,

      (a)   Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   Information About Event(s) Leading to Request For Deregistration

22.   (a) List the expenses incurred in connection with the Merger or
      Liquidation:

      (i)   Legal expenses:                                 $102,751.26

      (ii)  Accounting expenses:                            $0

      (iii) Other expenses (list and identify separately):  $6,488.33

      Proxy solicitation

      (iv) Total expenses (sum of lines (i) - (iii) above): $109,239.59

      (b)   How were those expenses allocated?

            No expenses incurred in connection with the Merger were allocated to, or otherwise borne by, the fund. The fund's investment adviser, Pitcairn Investment Management ("Pitcairn"), paid all of the legal expenses of counsel to the independent trustees of the fund. An equal share of the fund's other legal expenses, and proxy solicitation expenses, were borne by Pitcairn and the investment adviser of the fund surviving the Merger, Constellation Investment Management Company, L.P. ("CIMCO").

      (c)   Who paid those expenses?

            As explained in response to item 22(b) above, no expenses incurred in connection with the Merger were borne by the fund. All such expenses were borne by Pitcairn and CIMCO.

      (d)   How did the fund pay for unamortized expenses (if any)?

            Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

            |_|  Yes  |X|  No

         If Yes, cite the release number of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

            |_|  Yes  |X|  No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

            |_|  Yes  |X|  No

      If Yes, describe the nature and extent of those activities:

VI.      Mergers Only

26.   (a)   State the name of the fund surviving the Merger:

            Constellation Funds

      (b) State the Investment Company Act file number of the fund surviving the Merger:

            811-08104

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

            Form:             DEF14A
            File No:          811-09943
            Filing Date:      June 15, 2004

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

      The undersigned states that (i) she/he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of Pitcairn Funds, (ii) she/he is the Vice President of Pitcairn Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her/his knowledge, information, and belief.


                                        /s/ Lawrence R. Bardfeld
                                        ----------------------------------------
                                        Lawrence R. Bardfeld